SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

August 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ryan Lichtenfels

Re:	SAG Holdings Limited
Draft Registration Statement on Form F1
Submitted June 24, 2022
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated July 22, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s draft Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is publicly filing Amendment No. 1 to the Registration Statement, which will be a confidential filing. Subject to the extent of the Staff’s further comments, we anticipate the next filing will reflect the Company’s reorganization as completed and will include all remaining exhibits.

Draft Registration Statement submitted June 24, 2022

General

1.	Elaborate upon the percentage of your revenues that are currently derived from your in-house products.

The Company has updated the disclosure on page 7 of the prospectus to elaborate on in-house product revenue.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

Risk Factors, page 13

2.	We note your acknowledgement in some of your risk factors that your vendors are impacted by global economic conditions that impact your ability to source merchandise at competitive prices, including shortages of raw materials and disruptions to the global supply chain. Revise to provide a separate risk factor that is dedicated to the risks associated with supply chain challenges and address how such conditions have negatively impacted costs and inventory availability to date and may impact future results and profitability.

The Company has added additional disclosures regarding supply chain issues and its response thereto.

3.	We note your as adjusted indebtedness is approximately $27 million. Please include a risk factor that discloses the risks involved with maintaining debt at this level, including (but not limited to) an inability to refinance or bankruptcy.

The Company has added additional disclosures regarding its indebtedness.

Capitalization and Indebtedness, page 30

4.	Please revise your capitalization and indebtedness disclosure to present your indebtedness and your shareholders’ equity as of the same date in accordance with Item 3.B of Form 20-F. Also, the total capitalization line item should be the aggregate of your total indebtedness and total stockholders’ equity presented.

The Company has revised the capitalization and indebtedness disclosures as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by geographical locations, page 35

5.	You mention trade restrictions, as one factor, for the decline in revenues from the Middle East. Elaborate upon the nature of these trade restrictions and clarify whether they continue.

The Company has added additional disclosures to elaborate on the nature of and expected duration of trade restrictions.

Cost of Revenues, page 37

6.	Provide a narrative explanation as to the change in your cost of revenues, as well as the reasons why, consistent with Item 5.A. of Form 20-F.

The Company has added additional disclosures regarding the cost of revenues.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

Impact of Inflation, page 51

7.	We note your disclosure that the rate of inflation in 2022 is significantly higher and expected to continue to increase. Please revise to quantify these amounts and continue to update your disclosure to disclose the ramifications of inflation on your business, which you mention elsewhere as impacting the costs of your revenues, and therefore your profitability.

The Company has added additional disclosures to quantify the impact of inflation on our business.

Business

Our Customers, page 59

8.	You state that “we believe that our business is not dependent on any single customer”. However, you mention there was one customer for the year ended December 31, 2020 that accounted for 27% of the Company’s revenues. We understand your December 31, 2021 amounts did not have any one customer that accounted for more than 10% of your revenue. However, please state whether you anticipate doing more than 10% of your business in the future with the customer you referred to in 2020 or any other customer.

We do not anticipate having customer concentration above 10% in the future and have revised our disclosure accordingly.

Enhancement and innovation of digital capability, page 61

9.	We note your intention to enhance your digital capability via a “24/7 platform that will allow customers to check availability and generate product orders completely online.” Here and in the risk factors, please disclose any risks associated with the expansion of your online platform and e-commerce capability, including (but not limited to) competition from other auto parts and services providers with an online presence.

The Company has added a risk factor and additional disclosures regarding the challenges in developing an online sales platform.

Develop Warranty and Service Suite Offerings, page 62

10.	We note your intention to develop a suite of warranty and service offerings such as maintenance, repair, overhaul and/or after sales services work. Please provide further disclosure as to the status of these plans, including but not limited to any ongoing negotiations with potential customers in these areas or contracts that have been signed to date with potential business partners who would assist in the provision of these services.

The Company has added disclosure about the status of our plan to develop warranty and service offerings.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

Report of Independent Registered Public Accounting Firm, page F-2

11.	Please provide a report of independent registered public accounting firm which indicates the city and country where issued. Refer to Rule 2-02(a)(3) of Regulation S-X and AS 3101.10(c).

We have provided a report that indicates the city/country where the report was issued.

Consolidated Statements of Cash Flows, page F-6

12.	You present repayments of lease liabilities as cash flows used in financing activities. Please tell us the nature of the repayments and why it is appropriate to classify them within financing activities. Refer to ASC 230-10-45-15 and ASC 842-20-45-5.

The nature of repayments relates to finance lease payments, which should be classified within financing activities in the statements of cash flows. To avoid the confusion, we have expanded and revised the disclosure under footnote 10.

Note 2: Summary of Significant Accounting Policies

Segment Reporting, page F-13

13.	You state that you have one reporting segment. However, we note that you disclose two business segments in the Business section on page 56 and discuss revenue, cost of revenues, and gross profit and gross profit margin by business segment under your results of operations discussion on page 37. Please tell us and disclose the factors used in determining your reportable segment, including whether operating segments have been aggregated into one reportable segment. Refer to ASC 280-10-50-21. If you are aggregating operating segments, please provide us your aggregation analysis of the criteria in ASC 280-10-50-11.

We have revised expanded the disclosure on pages F-13 and F-16 to reflect the segment information for two business segments in a consistent manner.

Note 8: Amounts Due to Related Parties, page F-19

14.	Please expand your description of the amount “Due to ultimate holding company” and disclose how it relates to the pending 2022 reorganization. Refer to ASC 850-10-50-1(b).

We have expanded the disclosure in response to the Staff’s comment.

Exhibit 23.1, page 1

15.	Please ask Audit Alliance LLP to provide an appropriately dated consent.

We have provided an appropriately dated consent of Audit Alliance.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

General

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

There have been no written communications presented to potential investors, nor do we expect there to be.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Ivy Lee
By: Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood